UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SHORETEL, INC.

(Name of Subject Company)

SHORETEL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

825211105

(CUSIP Number of Class of Securities)

Donald Joos

President and Chief Executive Officer

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, California 94085

(844) 746-7383

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David K. Michaels, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Allen Seto Vice President and General Counsel ShoreTel, Inc. 960 Stewart Drive Sunnyvale, California 94085 (844) 746-7383

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ShoreTel, Inc. (the “Company”) with the Securities and Exchange Commission on August 17, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Shelby Acquisition Corporation (“Offeror”), a wholly owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel Networks Corporation (“Mitel”), a Canadian corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.001 per share (the “Shares”), at a purchase price equal to $7.50 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Offeror dated August 17, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Explanatory Note:

As further described in Item 8 of the Schedule 14D-9 under the heading “Certain Litigation”, as amended by this Amendment No. 2, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which the Company urges you to read in its entirety. With respect to the litigation and the supplemental disclosures set forth in this Amendment No. 2 and as previously disclosed on August 29, 2017, the Company, Parent and their respective affiliates deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law and none of the Company, Parent or any of their respective affiliates has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. To the extent that the information in the supplemental disclosures differs from information contained in the Schedule 14D-9, the information in the supplemental disclosures supersedes such information contained in the Schedule 14D-9. The additional Company disclosures are as follows:

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

•

Replacing the third and fourth sentences of the fourth paragraph on page 18 under the section entitled “Background of the Offer; Reasons for Recommendation—Background of the Offer” in their entirety with the following:

Each of these confidentiality agreements included a customary “standstill” provision under which the other party agreed not to purchase ShoreTel stock, or take other actions, for a specified period. These standstill provisions permitted confidential communications to the ShoreTel Board, and none of these agreements contained any provision under which the standstill provisions would terminate upon ShoreTel’s execution or announcement of an agreement to be acquired by a third party. In addition, none of these agreements contained any “don’t ask-don’t waive” provision that would prevent the other party from asking for a waiver of its standstill obligations.

•

Replacing the fourth sentence of the first full paragraph on page 27 under the section entitled “Background of the Offer; Reasons for Recommendation—Background of the Offer” in its entirety with the following:

With respect to the other issues, ShoreTel agreed that all Unvested Company Options and Unvested Company RSUs would be canceled for no consideration (in each case, after giving effect to any vesting that occurs as a result of the Transactions pursuant to a Contract or Company Benefit Plan in effect on the date of the Merger Agreement or as set forth on Section 2.3 of the Company Disclosure Letter); the Company Termination Fee would be $24.5 million; the expense reimbursement provision would be capped at $6.0 million and payable only on a failure to meet the Minimum Tender Condition (as defined in the Merger Agreement) by the Termination Date, or on termination by Mitel as a result of a breach by ShoreTel; the Termination Date for the Merger Agreement would be 120 days after the date of the Merger Agreement; and only the directors and executive officers of ShoreTel would execute Support Agreements.

•	Adding the following sentence at the beginning of the paragraph under the section entitled “Executive Officer and Director Arrangements Following the Merger” on page 33:

During the negotiation process discussed in Item 4 of the Schedule 14D-9 in the section entitled “Background of the Offer; Reasons for the Recommendation—Background of the Offer” and otherwise prior to the date of the Merger Agreement (which includes Mitel’s initial indication of interest), none of Parent, Merger Sub or any of their representatives made any offers of post-merger employment to, or engaged in any negotiations or discussions of post-merger employment terms with, any of ShoreTel’s directors, officers or other employees.

•	Replacing the fourth sentence of the paragraph under the section entitled “Opinion of ShoreTel’s Financial Advisor—Discounted Cash Flow Analysis” on page 37 in its entirety with the following:

J.P. Morgan also calculated a range of terminal values of ShoreTel by applying a perpetual growth rate ranging from 2.5% – 3.5%, based on its professional judgment, to the revenue of ShoreTel during the final year of the ten-year period.

•

Replacing the sixth and seventh sentences of the paragraph under the section entitled “Opinion of ShoreTel’s Financial Advisor—Discounted Cash Flow Analysis” on page 37 in their entirety with the following:

The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 8.5% – 10.5%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of ShoreTel, taking into account macro-economic assumptions, estimates of risk, ShoreTel’s capital structure and other appropriate factors. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for ShoreTel’s net cash as of June 30, 2017, which was $1.61 per Share.

•	Replacing the second sentence of the first paragraph under the section entitled “Opinion of ShoreTel’s Financial Advisor—Sum-of-the-Parts Analysis” on page 38 in its entirety with the following:

J.P. Morgan’s sum-of-the-parts analysis was based on the implied value per Share of the Hosted Business (based upon a public trading multiples analysis using the methodology described above under “—Public Trading Multiples” as applied to the companies listed above under “Cloud Unified Communications”), plus the implied value per Share of the Premise Business (based upon a discounted cash flow analysis using the methodology described above under “—Discounted Cash Flow Analysis”), plus the value per Share of ShoreTel’s net cash balance as of June 30, 2017, which was $1.61 per Share.

•	Replacing the first sentence of the second paragraph under the section entitled “Opinion of ShoreTel’s Financial Advisor—Sum-of-the-Parts Analysis” on page 38 in its entirety with the following:

Based on the public trading multiples analysis of the Hosted Business, management’s forecasts for the Hosted Business, and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a multiple reference range of 2.0x to 3.0x, based on its professional judgment, to ShoreTel’s estimated revenue for the Hosted Business for fiscal year 2018 based on management’s forecasts, as adjusted to exclude forecast revenue attributable to state and federal surcharges, access and rental-related revenue totaling $37 million in fiscal year 2018.

•	Replacing the second sentence of the third paragraph under the section entitled “Opinion of ShoreTel’s Financial Advisor—Sum-of-the-Parts Analysis” on page 38 in its entirety with the following:

Based upon management’s forecast that revenue of the Premise Business would decline to zero by fiscal year 2025, J.P. Morgan determined that the terminal value of the Premise Business at the end of the ten-year period ending 2027 would be zero, and that a discounted cash flow analysis should be used to value the Premises Business for purposes of the sum-of-the-parts analysis.

•	Replacing the fourth sentence of the third paragraph under the section entitled “Opinion of ShoreTel’s Financial Advisor—Sum-of-the-Parts Analysis” on page 38 in its entirety with the following:

The unlevered free cash flows were then discounted to present values using an assumed discount rate of 9.5%, which discount rate was chosen by J.P. Morgan, based upon its professional judgment, based upon the midpoint of the range of discount rates used for the discounted cash flow analysis described above under “—Discounted Cash Flow Analysis”.

•	Replacing the first sentence of the paragraph under the section entitled “Opinion of ShoreTel’s Financial Advisor—Other Information” on page 38 in its entirety with the following:

J.P. Morgan also reviewed the trading range of ShoreTel’s common stock for the 52-week period ended July 26, 2017, which was $5.65 to $8.35 per Share; the trading range of ShoreTel’s common stock for the six-month period ended July 26, 2017, which was $5.65 to $7.50 per Share; the trading range of ShoreTel’s common stock for the three-month period ended July 26, 2017, which was $5.65 to $6.75 per Share; the range of analyst price targets for ShoreTel’s common stock as of January 26, 2017, which was $7.00 to $11.00 per Share, with a mean analyst price target of $9.20 per Share and a median analyst price target of $10.00 per Share; and compared them to the closing price of ShoreTel’s common stock on July 26, 2017, which was $5.85 per Share, and the Offer Price of $7.50 per Share.

•	Replacing the first table and footnotes under the section entitled “Company Financial Projections—Projections” on page 41 in its entirety with the following:

	Fiscal Year Ending June 30,
	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
	($, in millions)
Projected Total Revenue	362	401	464	511	557	619	642	673	725	768
Product	113	111	109	90	70	50	30	0	0	0
Services	72	69	66	59	53	48	13	2	0	0
Hosted	177	221	289	362	434	521	599	671	725	768
Gross Margin (Non-GAAP)(1)	228	253	296	328	364	409	417	431	457	484
Adjusted EBITDA(2)	19	31	63	63	70	86	106	114	123	131
GAAP Net Income (Loss) (3)	(14)	(4)	26	—	—	—	—	—	—	—
Unlevered Free Cash Flows(4)	3	11	31	17	20	29	40	42	45	47
Premise(5)	24	35	40	21	13	8	2	0	0	0
Capital Expenditures	(13)	(16)	(24)	(26)	(28)	(30)	(30)	(34)	(36)	(38)
Cash at Period End(3)	102	129	177	—	—	—	—	—	—	—

(1)	As used above, gross margin (non-GAAP) is calculated as gross margin (GAAP) excluding the effects of stock-based compensation and amortization of intangible assets.
(2)

As used above, adjusted EBITDA is calculated as net income (loss) before stock-based compensation, amortization of intangibles, depreciation, severance excluded from net income (loss), interest income (loss) and income taxes.

(3)	Information not included for 2021 through 2027 as no information for this item was prepared by management, or made available to Mitel, J.P. Morgan or the ShoreTel Board.
(4)

As used above, unlevered free cash flows is calculated as adjusted EBITDA, less (i) stock-based compensation, (ii) expense, (iii) taxes and (iv) capital expenditures, and plus (v) the tax effect of stock-based compensation and (vi) changes in net working capital.

(5)

As used above, unlevered free cash flows for the premise business includes unlevered free cash flows for product and services segments. The unlevered free cash flows for the hosted business were not prepared by management, or made available to Mitel, J.P. Morgan or the ShoreTel Board.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by:

•	Adding the following sentence after the final paragraph under the subsection heading entitled “CPUC Approval” on page 51 of the Schedule 14D-9 as follows:

“On August 30, 2017, the Advice Letter became effective and the approval of the CPUC was deemed to have been received. Accordingly, the condition to the Offer relating to the CPUC Approval has been satisfied.”

•	Adding the following paragraph under the third paragraph under the subheading entitled “Certain Litigation”:

“On August 31, 2017, Gianfranca De Angelis, a purported stockholder of the Company, filed a putative stockholder class action complaint in the United States District Court in the Northern District of California against the Company and the individual members of the ShoreTel Board, captioned De Angelis v. ShoreTel, Inc., et al., Case No. 3:17-cv-05091-WHO (the “De Angelis Complaint”). The De Angelis Complaint asserts that defendants violated Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in this Schedule 14D-9. The De Angelis Complaint seeks, among other things, an order enjoining defendants from consummating the Transactions, money damages and an award of attorneys’ and experts’ fees. The Company believes that the lawsuit is without merit and, if the lawsuit is pursued, the Company will vigorously defend itself.

The foregoing description is qualified in its entirety by reference to the complaint which is attached to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Parent as Exhibit (a)(5)(G) on September 8, 2017.”

•	Adding the following paragraph at the end of the subsection entitled “Certain Litigation”:

“The Company believes that the claims asserted in the pending actions in the United States District Court for the Northern District of California (Scarantino v. ShoreTel, Inc., et al., Case No. 4:17-cv-04857-YGR, Frydman v. ShoreTel, Inc., et al., Case No. 5:17-cv-4865-BLF, Mozee v. ShoreTel, Inc., et al., Case No. 4:17-cv-04888-HSG, Simonson v. ShoreTel, Inc., et al., Case No. 3:17-cv-04931-WHA, Herrera v. ShoreTel, Inc., et al., Case No. 3:17-cv-04988-WHO, and De Angelis v. ShoreTel, Inc., et al., Case No. 3:17-cv-05091-WHO, which are referred to collectively as the “Actions”) are without merit and denies the allegations in each of those Actions. However, in order to alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its shareholders, the Company has provided certain additional disclosures in Amendment No. 2 (the “Supplemental Disclosures”). Counsel for plaintiffs in each of the Actions have confirmed that the Supplemental Disclosures will moot their claims and that they will accordingly dismiss those Actions with prejudice as to the named plaintiffs, and without prejudice as to other shareholders. The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. The Supplemental Disclosures should not be regarded as an indication that any of the Company, Parent or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the

Supplemental Disclosures to be material; rather, the Company believes that the Schedule 14D-9 disclosed all material information, and denies that any additional disclosures are or were required under any federal or state law.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(J)	Class Action Complaint dated August 31, 2017 (De Angelis v. ShoreTel, Inc., et al., Case No. 3:17-cv-05091-WHO) (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on September 8, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule 14D-9 is true, complete and correct.

Dated: September 8, 2017

SHORETEL, INC.

By:	/s/ DONALD JOOS
Name:	Donald Joos
Title:	Chief Executive Officer